Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at September 30, 2008. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the nine months ended September 30, 2008.

(in Skr millions)
Senior debt:
Long-term	192,671.3
Short-term	88,935.5
Total senior debt (1), (2)	281,606.8

Subordinated debt:
Long-term	3,312.3
Short-term	—
Total subordinated debt (1)	3,312.3

Equity:
Share capital (3) (990,000) shares issued and paid-up, par value skr 1,000 made up of 640,000 Class A shares and 350,000 Class B shares)	990.0
Fair value reserves	(208.2)
Retained earnings	3,675.0
Net profit for the period	392.0

Total	4,848.8

Total capitalization

(1)                                  At September 30, 2008, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at September 30, 2008.

(2)                                  Unguaranteed and unsecured.

(3)                                  In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 700 million nor more than Skr 2,800 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since September 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2008

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President